Exhibit 4.3

RICH UNCLES NNN REIT, INC.

SHARE REPURCHASE PROGRAM

The Board of Directors (the “Board”) of Rich Uncles NNN REIT, Inc., a Maryland corporation (the “Company”), has adopted this Share Repurchase Program (this “Repurchase Program”) to permit and authorize the Company to repurchase shares of its Common Stock, par value $0.01 per share (the “Shares”), subject to the terms, conditions and limitations set forth herein.

The effective date of this Repurchase Program is March [_____], 2016.

1.	Repurchase Price.

(a)           The Company is authorized to repurchase Shares from its stockholders at the following prices per Share:

(i)
if the Shares have been beneficially owned by the requesting stockholder continuously for less than one (1) year, the repurchase price per Share shall be equal to 97.0% of the most recently published NAV (as defined below), or, in absence of a published NAV, $9.70 per Share;

(ii)
if the Shares have been beneficially owned by the requesting stockholder continuously for at least one (1) year, but less than two (2) years, the repurchase price per Share shall be equal to 98.0% of the most recently published NAV, or, in absence of a published NAV, $9.80 per Share;

(iii)
if the Shares have been beneficially owned by the requesting stockholder continuously for at least two (2) years, but less than three (3) years, the repurchase price per Share shall be equal to 99.0% of the most recently published NAV, or, in absence of a published NAV, $9.90 per Share; and

(iv)
if the Shares have been beneficially owned by the requesting stockholder continuously for at least three (3) years, the repurchase price per Share shall be equal to 100.0% of the most recently published NAV, or, in absence of a published NAV, $10.00 per Share.

For purposes of determining the time period a stockholder has held each Share, the time period begins as of the date the stockholder acquired the Share (whether by third party re-sale or directly from the Company). For the avoidance of doubt, and as described above, the Shares owned by an eligible stockholder may be repurchased at different prices depending on how long the stockholder has held each Share submitted for repurchase. Notwithstanding anything to the contrary herein, the price for the repurchase of Shares shall not exceed a per Share amount equal to the then current public offering price for the Shares during the period of any on-going public offering.

(b)           “NAV” shall mean the net asset value per Share as determined, on an annual basis, by an independent valuation conducted by a third-party firm selected by the Company, commencing December 31, 2016.  The Company reserves the right to update its NAV at any time between annual calculations of NAV to reflect significant events that, in the Board’s sole discretion, materially impact NAV.  The Company will report the NAV (a) in a Current Report on a Form 8-K, in the Company’s Annual Report on Form 10-K, in a Quarterly Report on Form 10-Q, all publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) or (b) in a separate written notice to the stockholders of the Company.  During the primary offering stage, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.  In addition, the Company will provide information about its NAV on its website (such information may be provided by means of a link to the Company’s public filings on the SEC’s website, www.sec.gov).

2.	Terms for Repurchases.

(a)           General.  The Company’s shares are currently not listed on a national securities exchange nor does the Company intend to list its shares. In order to provide its stockholders with some liquidity, the Company has designed this Repurchase Program to enable eligible stockholders to sell Shares back to the Company in limited circumstances. A stockholder may elect to participate in the Repurchase Program with respect to all or a designated portion of that stockholder’s Shares by presenting such Shares to the Company in accordance with the procedures outlined herein.  Upon such presentation, the Company may, subject to the terms and limitations described below, repurchase the Shares presented for cash to the extent there are sufficient Funds (as defined in Section 3(b) below) available to fund the repurchase.

(b)            Funding.  The Company is authorized, for the purpose of repurchasing Shares under this Repurchase Program, to use the Company’s available cash reserves, including net proceeds generated from the Company’s Distribution Reinvestment Plan, operations, securities offering, lines of credit, borrowings, refinancing and capital transactions (such amounts, in aggregate, the “Funds”).

(c)            Repurchase Limitations.  To the extent the Board determines there are sufficient Funds available for redemptions, the Company intends to repurchase Shares subject to the limit that, during any 12-month period, redemptions will not exceed 5% of the weighted-average number of outstanding shares in the prior 12 months. Further, the Company may not repurchase Shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency (collectively the “Repurchase Limitations”).

(d)           Pro Rata Repurchase; Repurchase of Shares in the Following Month.  The Company cannot guarantee that it will be able to repurchase all Shares for which repurchase requests are received.  In any calendar month, if the Company determines not to repurchase all Shares presented for repurchase during that month, including as a result of the application of the Repurchase Limitations, the Company shall, to the extent it decides to make repurchases, repurchase Shares from stockholders on a pro rata basis, based on the number of Shares requested to be repurchased, up to, but not in excess of, the Repurchase Limitations.  Any stockholder whose repurchase request is not fulfilled in part or in full as a result of the Company not receiving the repurchase request in time, the Repurchase Limitations, the suspension of the Repurchase Program, or otherwise, shall have all or the remainder, as applicable, of his, her or its request included with the new repurchase requests received by the Company for redemption on the next Repurchase Date (as defined in Section 3(c) below). In the event a stockholder wishes to withdraw his, her or its repurchase request, he, she or it may provide the Company with a written request of withdrawal pursuant to Section 3(d).

3.	General Terms of Repurchase.

(a)           Repurchase Requests.  An eligible stockholder may request (a “Requesting Party”) that the Company repurchase Shares by submitting a repurchase request to the Company through such stockholder’s personal on-line dashboard at www.RichUncles.com.  To be effective in a particular calendar month, the Company must receive a repurchase request no later than the three (3) business days prior to the end of such calendar month. No repurchase request shall be given preference over any other repurchase request.

(b)           No Encumbrances.  All Shares requested to be repurchased under this Repurchase Program must be (i) beneficially owned by the stockholder(s) of record making the presentment, or the party presenting the Shares must be authorized to do so by the owner(s) of record of the Shares, (ii) fully transferable, and (iii) free from any liens or other encumbrances. In certain cases, the Company may ask the Requesting Party to provide evidence satisfactory to the Company, in its sole discretion, that the Shares requested for repurchase are not subject to any liens and other encumbrances. If the Company determines that a lien or other encumbrance exists against the Shares, the Company shall have no obligation to repurchase, and shall not repurchase, any of the Shares subject to the lien or other encumbrance.

(c)           Time of Repurchase.  The Company shall pay the repurchase price for any Shares repurchased under this Repurchase Program on the third business day following the end of any month in which repurchase requests were received (the “Repurchase Date”). As soon as reasonably practicable following the date of each monthly repurchase hereunder, the Company shall send to the applicable Requesting Party all cash proceeds resulting from the repurchase of the stockholder’s Shares.

(d)           Withdrawal of Repurchase Request.  In the event a Requesting Party wishes to withdraw his, her or its repurchase request to have Shares repurchased under this Repurchase Program, he, she or it shall provide the Company with a request for withdrawal through such stockholders personal on-line dashboard at www.RichUncles.com. The Company will not repurchase Shares so long as the Company receives the request for withdrawal at least three (3) business days prior the end of the calendar month in which the repurchase request was submitted pursuant to Section 3(a).

(e)           Ineffective Withdrawal.  In the event the Company receives a notice of withdrawal, as described in Section 3(d), from a Requesting Party less than three (3) business days prior to the end of a month the notice of withdrawal shall not be effective with respect to the Shares repurchased, but shall be effective with respect to any of the Shares not repurchased as a result of the Repurchase Limitations.  The Company shall provide the Requesting Party with prompt written notice of the ineffectiveness or partial ineffectiveness of the written notice of withdrawal.

4.	Treatment of Repurchased Shares. All Shares repurchased by the Company pursuant to this Repurchase Program shall be cancelled and shall have the status of authorized but unissued shares.

5.
Termination of Repurchase Program.  This Repurchase Program shall be suspended or terminated, as the case may be, and the Company shall not accept Shares for repurchase upon the occurrence of any of the following:

(i)
This Repurchase Program shall immediately terminate, without further action by the Board or any notice to the Company’s stockholders, in the event the Shares are approved for listing on any national securities exchange or included for quotation in a national securities market or a secondary trading market for the Shares otherwise develops.

(ii)
This Repurchase Program may be suspended (in whole or in part) or terminated at any time by the Board, in its sole discretion.  Any such suspension or termination shall not require stockholder approval.

6.
Amendment.  Notwithstanding anything to the contrary herein, this Repurchase Program may be amended, in whole or in part, by the Board, in its sole discretion. Any such amendment shall not require stockholder approval.

7.	Miscellaneous.

(a)           Notice.  In the event of any amendment, suspension or termination of this Repurchase Program pursuant to Section 5 or Section 6 hereof, as the case may be, the Company shall provide written notice to its stockholders at least thirty (30) days prior to the effective date of the amendment, suspension or termination. The Company may provide notice by including such information (i) in a Current Report on Form 8-K, the Company’s Annual Report on Form 10-K, or a Quarterly Report on Form 10-Q, all publicly filed with the SEC, or (ii) in a separate written notification to its stockholders.  During the Company’s primary offering stage, the Company will also include this information in a prospectus supplement or post-effective amendment to its registration statement, as required under federal securities law.

(b)           Liability.  Subject to the limitations contained in the Company’s articles of incorporation, as amended, the Company shall not have any liability to any stockholder for the value of the Shares presented for repurchase, the repurchase price of the Shares or for any damages resulting from the presentation of Shares for repurchase or the repurchase of Shares under this Repurchase Program or from the Company’s determination not to repurchase Shares under the Repurchase Program, except as a result of the Company’s negligence, misconduct or violation of applicable law; provided, however, that nothing contained herein shall constitute a waiver or limitation of any rights or claims that a stockholder may have under federal or state securities laws.

(c)           Taxes.  Stockholders shall have sole responsibility and liability for the payment of all taxes, assessments and other applicable obligations resulting from the repurchase of Shares pursuant to this Repurchase Program.

(d)           Administration and Costs.  The Company shall perform all recordkeeping and other administrative functions involved in operating and maintaining the Repurchase Program and shall bear all costs involved in organizing, administering and maintaining the Repurchase Program. No fees will be paid to the Company’s sponsor, advisor, or any of their affiliates in connection with the repurchase of shares by the Company pursuant to this Repurchase Program.